# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001765999
Persons authorized to receive notices and communications: Mr. Xiaojun Zhang, 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124, 86-21-3183-5087; Yi Gao, Esq., Simpson Thacher & Bartlett, 35th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000, 852-2514-7600

## Reporting persons
- Xiaojun Zhang (CIK 0001765999): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 52,056,653; shared voting power 0; sole dispositive power 52,056,653; shared dispositive power 0; aggregate amount beneficially owned 52,056,653 (27.9% of the class)
  Comment: Box 7, Box 9 and Box 11 -
  
  Represents (i) 38,275,787 Class B ordinary shares held by Eagle Central Holding Limited and (ii) 13,780,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him.
  
  Box 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 134,798,949 Class A ordinary shares of the Issuer issued and outstanding as of June 2, 2025, as provided by the Issuer, (ii) 38,275,787 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 13,780,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised.
  
  The voting power of the shares beneficially owned by the reporting person represents 48.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 134,798,949 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of June 2, 2025, as provided by the Issuer, as well as (ii) 13,780,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Eagle Central Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 38,275,787; shared voting power 0; sole dispositive power 38,275,787; shared dispositive power 0; aggregate amount beneficially owned 38,275,787 (22.1% of the class)
  Comment: Box 7, Box 9 and Box 11 -
  
  Represents 38,275,787 Class B ordinary shares held by Eagle Central Holding Limited.
  
  Box 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 134,798,949 Class A ordinary shares of the Issuer issued and outstanding as of June 2, 2025 and (ii) 38,275,787 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") hereby amends the prior statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission on June 23, 2022, as amended by the Amendment No. 1 to Schedule 13D filed on March 3, 2023 and the Amendment No. 2 to Schedule 13D filed on August 20, 2024 (as so amended, collectively, the "Schedule 13D"), on behalf of each of Mr. Xiaojun Zhang, a citizen of the People's Republic of China, and Eagle Central Holding Limited, a company established in the British Virgin Islands and wholly owned by Mr. Xiaojun Zhang. Except as amended and supplemented herein, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs before the last paragraph thereof:

On June 2, 2025, Mr. Xiaojun Zhang and Eagle Central Holding Limited entered into a securities purchase agreement (the "Agreement") with Enduring Wealth Capital Limited, a company established in the British Virgin Islands ("EWCL"), among others, pursuant to which Eagle Central Holding Limited will sell an aggregate of 5,000,000 Class B ordinary shares of the Issuer to EWCL for a total purchase price of US$35 million (of which US$7.5 million will be payable only upon the satisfaction of certain conditions) (the "Resale Transaction"). Pursuant to the Agreement, Mr. Jiayuan Lin, the other co-founder, director and chief executive officer of the Issuer, and his holding company will also sell an aggregate of 5,000,000 Class B ordinary shares of the Issuer to EWCL for a total purchase price of US$35 million (of which US$7.5 million will be payable only upon the satisfaction of certain conditions). The Issuer is also a party to the Agreement and agreed to undertake certain corporate actions in connection with the Resale Transaction.

Pursuant to the Agreement, in connection with the Resale Transaction, the Issuer will take necessary corporate actions to ensure that the shares of the Issuer to be acquired by EWCL from Eagle Central Holding Limited will continue to be Class B ordinary shares which are entitled to 20 votes per share, and Mr. Xiaojun Zhang will voluntarily convert all of the remaining Class B ordinary shares held by the Reporting Persons into Class A ordinary shares of the Issuer with one vote per share. Following the foregoing transactions, Mr. Xiaojun Zhang and Mr. Jiayuan Lin will cease to collectively hold more than 50% of the total voting power of the outstanding shares of the Issuer. In addition, the board and management team of the Issuer will be restructured in such manner as requested by EWCL conditional upon and effective immediately after closing of the Resale Transaction.

The Issuer's execution of the Agreement was approved by the Issuer's audit committee and board. As contemplated by the Agreement, the Issuer is required to obtain shareholders' approval of the corporate actions that the Issuer will need to take to ensure that the shares to be acquired by EWCL from Eagle Central Holding Limited will continue to be Class B ordinary shares with 20 votes per share and to perform the Issuer's other obligations under the Agreement, among others.

Closing of the Resale Transaction is subject to various closing conditions including, among others, the shareholders' approval mentioned above. There can be no assurance that all the closing conditions will be satisfied or that the Resale Transaction will be approved or consummated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 38,275,787 Class B ordinary shares are held directly by Eagle Central Holding Limited, and (ii) Mr. Xiaojun Zhang holds options to purchase up to 13,780,866 Class A ordinary shares exercisable within 60 days of the date hereof.

The percentage of the class of securities beneficially owned is calculated based on (i) 134,798,949 Class A ordinary shares of the Issuer issued and outstanding as of June 2, 2025, as provided by the Issuer, (ii) 38,275,787 Class B ordinary shares beneficially owned by the Reporting Persons, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 13,780,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised, as applicable.

The voting power of the shares beneficially owned by Mr. Xiaojun Zhang represents 48.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 134,798,949 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of June 2, 2025, as provided by the Issuer, as well as (ii) 13,780,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In addition to the Special Option Grant, as described further in Item 6 below, the Issuer previously granted certain options to purchase Class A ordinary shares to Mr. Xiaojun Zhang pursuant to the Issuer's 2018 share incentive plan (the "2018 Plan").

By virtue of the voting agreement described further in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Class A ordinary shares that may be deemed to be beneficially owned solely by virtue of the voting agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Items 3, 4 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following:

C. -- Securities Purchase Agreement, dated as of June 2, 2025, by and among the Reporting Persons, EWCL, Mr. Jiayuan Lin, Traveler Enterprise Limited and the Issuer (incorporated by reference to Exhibit 99.2 to current report on Form 6-K furnished by the Issuer on June 3, 2025:

https://www.sec.gov/Archives/edgar/data/1725123/000110465925055665/tm2516876d1_ex99-2.htm)

## Signatures
- Xiaojun Zhang: /s/ Xiaojun Zhang, Xiaojun Zhang (06/04/2025)
- Eagle Central Holding Limited: /s/ Xiaojun Zhang, Xiaojun Zhang/Authorized Signatory (06/04/2025)